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07020977

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Majestic Silver Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

FEB 15 2007

THOMSON FINANCIAL

FILE NO. 82- 34833

FISCAL YEAR 6-30-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/12/07

FILE NO
82-34833

FIRST MAJESTIC
RESOURCE CORP.

First Majestic Silver Corp.

FIRST MAJESTIC RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
JUNE 30, 2005 AND 2004

AR/S
6-30-05

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Auditors' Report

To the Shareholders of
First Majestic Resource Corp.

We have audited the consolidated balance sheet of First Majestic Resource Corp. as at June 30, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at June 30, 2004 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in his report dated October 25, 2004.

Chartered Accountants
Vancouver, British Columbia
October 7, 2005

FIRST MAJESTIC RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30

	2005 $	2004 $ (Note 15)
ASSETS		
CURRENT		
Cash and cash equivalents	3,404,723	9,729,084
Accounts receivable and advances	705,818	614,087
Inventory (Note 3)	154,966	-
	4,265,507	10,343,171
MINERAL PROPERTY INTERESTS (Note 4)	5,982,970	4,213,261
PROPERTY, PLANT AND EQUIPMENT (Note 5)	2,207,268	2,078,397
	12,455,745	16,634,829
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	356,192	3,140,363
ASSET RETIREMENT OBLIGATION (Note 14)	1,125,842	1,119,994
	1,482,034	4,260,357
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	23,404,473	21,568,806
SHARE OPTION EXERCISES RECEIVED (Note 6)	84,000	-
CONTRIBUTED SURPLUS (Note 7)	1,333,137	933,037
WARRANT EXERCISES RECEIVED	-	12,500
DEFICIT	(13,847,899)	(10,139,871)
	10,973,711	12,374,472
	12,455,745	16,634,829

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 13)

APPROVED ON BEHALF OF THE BOARD

Director *"Keith Neumeyer"*　　　　Director *"Paul Matysek"*

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30

	2005 $	2004 $ (Note 15)
REVENUE		
Mineral sales	914,000	-
Cost of Sales	1,240,527	-
GROSS PROFIT (LOSS)	(326,527)	-
EXPENSES		
Accounting and administrative services	69,657	23,205
Accretion of reclamation obligation	87,321	46,835
Audit	23,000	11,500
Corporate development	592,037	261,881
Depletion	161,571	-
Depreciation	137,328	1,155
Property investigation	9,130	-
Investor relations	64,250	25,575
Legal	124,970	97,278
Management fees	149,967	90,376
Office	74,182	22,493
Printing and stationery	77,898	37,522
Professional fees	230,257	34,141
Regulatory	15,352	18,335
Rent	113,423	9,040
Salaries and benefits	109,566	-
Shareholder costs	2,356	13,036
Stock-based compensation	476,600	932,400
Transfer agent fees	15,286	10,821
Travel	123,345	38,752
Website	3,561	3,412
	2,661,057	1,677,757
LOSS BEFORE OTHER ITEMS	(2,987,584)	(1,677,757)
OTHER ITEMS		
Interest income	129,296	32,297
Foreign exchange	169,862	28,594
Write-down of mineral property interests (Note 4(e), (f))	(1,019,602)	-
	(720,444)	60,891
NET LOSS FOR THE YEAR	(3,708,028)	(1,616,866)
DEFICIT - BEGINNING OF YEAR	(10,139,871)	(8,523,005)
DEFICIT - END OF YEAR	(13,847,899)	(10,139,871)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.17)	(0.15)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,261,433	10,832,314

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

	2005 $	2004 $ (Note 15)
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the year	(3,708,028)	(1,616,866)
Adjustment for items not affecting cash		
Depletion	161,571	-
Depreciation	137,328	1,155
Stock-based compensation	476,600	932,400
Accretion of reclamation obligation	87,321	46,835
Write-down of mineral property interests	1,019,602	-
Foreign exchange	(81,473)	45,855
	(1,907,079)	(590,621)
Net change in non-cash working capital items		
Accounts receivable and advances	(7,731)	(587,975)
Inventory	(154,966)	-
Accounts payable and accrued liabilities	(2,784,171)	321,516
	(4,853,947)	(857,080)
INVESTING ACTIVITIES		
Additions to plant and equipment	(266,199)	(2,079,552)
Expenditures on mineral property interests	(2,950,882)	(378,157)
Proceeds from government grant on mineral property expenditures	-	28,133
	(3,217,081)	(2,429,576)
FINANCING ACTIVITIES		
Issuance of common shares	1,746,667	13,322,600
Share issue costs	-	(316,271)
	1,746,667	13,006,329
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,324,361)	9,719,673
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	9,729,084	9,411
CASH AND CASH EQUIVALENTS - END OF YEAR	3,404,723	9,729,084
CASH AND CASH EQUIVALENTS IS COMPRISED OF:		
Cash	281,723	3,729,084
Term deposits	3,123,000	6,000,000
	3,404,723	9,729,084

The accompanying notes are an integral part of these consolidated financial statements.

1. CONTINUING OPERATIONS

First Majestic Resource Corp. (the "Company") is in the business of acquisition, production, development and exploration of mineral properties in Mexico. During the year, the Company commenced commercial production at the La Parrilla Silver Mine ("La Parrilla").

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended June 30, 2005, the Company recorded a loss of $3,708,028 (2004 - $1,616,866) and current cash reserves at June 30, 2005 are insufficient to satisfy the required option and other payments necessary to retain the Company's interest in all of its mineral properties. On October 7, 2005, the Company announced a private placement equity financing for proceeds of $5,691,292 as described in Note 16.

The Company believes it has adequate funds to meet its obligations as they come due for the year ended June 30, 2006. The Company's ability to continue as a going concern in the longer term is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Majestic Resources Mexico, S.A. de C.V. which was incorporated on February 9, 2004 to pursue its Mexican mineral development and exploration activities. Inter-company balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue.

Inventories

Ore in process is valued at the lower of production cost to produce saleable metal and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs will be amortized over the useful life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of options agreements. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Asset Retirement Obligations and Reclamation costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral property's useful life based on a units-of-production method.

Translation of Foreign Currencies

The Company considers its subsidiaries to be operationally integrated with the parent company and, therefore, it uses the temporal method to translate the accounts of its subsidiaries. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the following methods and annual rates:

Automobile	20%	straight-line
Buildings	5%	straight-line
Mill machinery	10%	straight-line
Mine equipment	10%	straight-line
Computer equipment	20%	straight-line
Office equipment	20%	straight-line

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the ore transfers to the customer, which generally occurs on date of shipment. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of ore is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant calculated using an option pricing model.

Comparative Figures

Certain of the comparative figures of prior years have been reclassified to conform with the presentation as at and for the year ended June 30, 2005.

3. INVENTORIES

Inventories consist of the following:

	2005 $	2004 $
Ore in process	71,941	-
Materials and supplies	83,025	-
	154,966	-

4. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

	2005			2004		
	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $
MEXICO						
La Parrilla	3,432,470	589,860	4,022,330	3,403,647	127,371	3,531,018
Chalchihuites	727,687	158,826	886,513	155,522	17,829	173,351
Dios Padre	524,421	51,752	576,173	-	-	-
Candamena	466,331	31,623	497,954	-	-	-
Niko	-	-	-	85,935	266,208	352,143
ARGENTINA						
Platino	-	-	-	76,000	80,749	156,749
	5,150,909	832,061	5,982,970	3,721,104	492,157	4,213,261

Details of expenditures by nature and property are summarized in Schedule A - "Consolidated Summary of Mineral Property Interests" to these financial statements.

4. MINERAL PROPERTY INTERESTS (continued)

a) La Parrilla Silver Mine, Durango, Mexico

On January 9, 2004, the Company entered into a purchase agreement, with parties who are at arms length to the Company, to acquire the La Parrilla Silver Mine, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition cost of US$3,000,000 includes all mining properties, assets and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. A finder's fee of US$182,500 was paid to a director of the Company. Subsequent to acquisition, the Company completed its assessment of the environmental liabilities assumed in connection with the acquisition of the La Parrilla mine and as a result, recorded a provision for reclamation liabilities of $1,027,304 as described in Note 14.

b) Chalchihuites Group of Properties, Zacatecas, Mexico

On June 8, 2004, the Company entered into an option agreement to purchase five mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate of US $4,000,000 payable over a three year period to June 8, 2007 and incurring a total of US $500,000 of expenditures on the property over the same three year period, of which US $150,000 is to be spent within six months of the date of the agreement.

In March, 2004, the Company entered into seven option agreements for the acquisition of additional mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total purchase price of US$1,500,000 payable over a three year period and incurring a combined US$500,000 of expenditures on the properties over a three year period.

On July 7, 2004, the Company entered into an option agreement to acquire ten additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The purchase consideration is US$1,650,000 payable over a three year period.

4. MINERAL PROPERTY INTERESTS (continued)

b) Chalchihuites Group of Properties, Zacatecas, Mexico (continued)

The above amounts are payable as follows:

US$	12,500	March 26, 2004 (paid)
	100,000	June 8, 2004 (paid)
	10,000	July 7, 2004 (paid)
	15,000	September 26, 2004 (paid)
	100,000	December 8, 2004 (paid)
	20,000	January 7, 2005 (paid)
	22,500	March 26, 2005 (paid)
	300,000	June 8, 2005 (paid)
	220,000	July 7, 2005 (paid subsequently)
	250,000	September 26, 2005 (paid subsequently)
	500,000	December 8, 2005
	250,000	January 26, 2006
	450,000	March 26, 2006
	500,000	June 8, 2006
	500,000	July 7, 2006
	250,000	September 26, 2006
	500,000	December 8, 2006
	500,000	January 7, 2007
	500,000	March 26, 2007
	2,000,000	June 8, 2007
	150,000	July 7, 2007
US$	7,150,000	

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company, in the event that all of the options are exercised. The finder's fee will be recorded in the event that the options are exercised.

c) Dios Padre Silver Mine, Sonora, Mexico

On November 18, 2004, the Company entered into a purchase agreement, as amended on December 17, 2004 and June 13, 2005, with parties who are at arm's length to the Company to acquire the Dios Padre Silver Mine ("Dios Padre"), located in the eastern Sierra Madre Mountain Range and midway between Hermosillo and Chihuahua in east central Sonora Mexico. The acquisition includes all properties, assets and equipment and all mining concessions consisting of 285 hectares. The purchase price of US$6,500,000 is payable over a period of four years.

4. MINERAL PROPERTY INTERESTS (continued)

c) Dios Padre Silver Mine, Sonora, Mexico (continued)

The above amounts are payable as follows:

US$	80,000	November 8, 2004 (paid)
	220,000	November 18, 2004 (paid)
	30,000	June 27, 2005 (paid)
	120,000	July 4, 2005 (paid subsequently)
	150,000	December 13, 2005
	250,000	June 13, 2006
	300,000	December 13, 2006
	500,000	June 13, 2007
	700,000	December 13, 2007
	1,000,000	June 13, 2008
	1,400,000	December 3, 2008
	1,750,000	June 13, 2009
US$	6,500,000	

In addition, the Company is required to issue a total of 500,000 common shares upon completion of specific phases of the exploration program. The purchase of the Dios Padre is subject to completion of satisfactory due diligence, receipt of any necessary regulatory approvals and formal purchase documentation. Also, a 1% Net Smelter Royalty is payable for a period of seven years from the commencement of commercial production of the Dios Padre.

d) Candamena Mining District, Chihuahua, Mexico

In December 2004, the Company signed two letter agreements with Mr. Miguel Perez Chavez and Mr. Angel Chaparro Ortiz for the purchase of the Candamena Mining District ("Candamena"), located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company agreed to pay Mr. Miguel Perez Chavez US$7,000,000 over a four year period for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located on the property. In addition, a 1% Net Smelter Royalty is payable up to a maximum of US$4,000,000.

The Company has agreed to pay Mr. Angel Chaparro Ortiz US$600,000 over a four year period for the purchase of 613 hectares including the La Prieta mine.

4. MINERAL PROPERTY INTERESTS (continued)

d) Candamena Mining District, Chihuahua, Mexico (continued)

The above amounts are payable as follows:

US$	150,000	November 22, 2004 (paid)
	50,000	February 22, 2005 (paid)
	150,000	May 22, 2005 (paid)
	175,000	November 22, 2005
	250,000	May 22, 2006
	250,000	November 22, 2006
	350,000	May 22, 2007
	1,275,000	November 22, 2007
	1,575,000	May 22, 2008
	3,375,000	November 22, 2008
US$	7,600,000	

The Candamena Mining District hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit; the La Blanca is a similar highly prospective area and has two old high-grade silver-lead-zinc mines called the La Verde and the La Prieta, which have an old flotation mill and other equipment.

e) Niko Silver Project, Mexico

During the year, the Company terminated the agreement to acquire the Niko Silver Project. The Company wrote off the acquisition and related exploration costs of $862,853.

f) Platino Porphyry Project, Argentina

During the year, the Company terminated the agreement to acquire the Platino Porphyry Project. The Company wrote off the acquisition and related exploration costs of $156,749.

5. PROPERTY, PLANT AND EQUIPMENT

	2005			2004		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Land	6,732	-	6,732	6,732	-	6,732
Automobile	17,630	3,702	13,928	-	-	-
Buildings	566,090	19,445	546,645	566,090	-	566,090
Mill Machinery	1,574,012	96,489	1,477,523	1,364,912	-	1,364,912
Mine equipment	137,673	9,511	128,162	129,318	-	129,318
Computer equipment	3,948	248	3,700	945	-	945
Office equipment	39,666	9,088	30,578	11,555	1,155	10,400
	2,345,751	138,483	2,207,268	2,079,552	1,155	2,078,397

6. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued -	2005		2004	
	Shares	$	Shares	$
Balance- beginning of year	21,381,235	21,568,806	5,781,735	8,435,477
Issued during the year				
For cash:				
Private placements	-	-	11,000,000	12,200,000
Exercise of options	220,000	239,500	135,000	47,250
Exercise of warrants	1,803,482	1,519,667	4,034,500	1,075,350
For mineral properties	-	-	300,000	127,000
For finder's fee	-	-	130,000	-
Transfer of contributed surplus for stock options exercised	-	76,500	-	-
	2,023,482	1,835,667	15,599,500	13,449,600
Less share issue costs	-	-	-	(316,271)
	2,023,482	1,835,667	15,599,500	13,133,329
Balance - end of year	23,404,717	23,404,473	21,381,235	21,568,806

6. SHARE CAPITAL (continued)

a) A summary of the changes of the Company's stock options for the year ended June 30, 2005 and 2004, is as follows:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Outstanding - beginning of year	1,750,000	1.28	475,000	0.35
Granted	775,000	2.00	1,410,000	1.50
Exercised	(460,000)	0.70	(135,000)	0.35
Outstanding – end of year	2,065,000	1.68	1,750,000	1.28

Of the options exercised, 240,000 options were exercised prior to June 30, 2005 but the shares had not been issued and are recorded as share option exercises received. Included in accounts receivable and advances at June 30, 2005 is a total of $84,000 for the proceeds from the exercise of these options, which will be deposited upon issuance of the shares.

The following table summarizes the stock options outstanding and exercisable at June 30, 2005:

Exercise Price $	Options Outstanding	Expiry Date
0.76	190,000	November 24,2005
2.25	100,000	April 1, 2006
1.80	110,000	June 21, 2006
0.60	180,000	October 23, 2006
2.05	175,000	December 3, 2006
1.42	250,000	February 10, 2007
2.25	150,000	April 1, 2007
2.39	50,000	April 18, 2007
1.80	360,000	June 21, 2007
1.85	200,000	December 14, 2007
1.79	200,000	January 12, 2008
2.41	100,000	March 22, 2008
	2,065,000	

6. SHARE CAPITAL (continued)

b) As at June 30, 2005, the Company had outstanding warrants issued pursuant to private placements and agents warrants which may be exercised to purchase up to 4,062,018 shares.

A summary of changes to the Company's outstanding warrants for the year ended June 30, 2005 is as follows:

	Number of Shares	
	2005	**2004**
Balance, beginning of year	5,815,500	2,750,000
Issued pursuant to a private placement	-	7,150,000
Exercised	(1,753,482)	(4,084,500)
Balance, end of year	4,062,018	5,815,500

The following table summarizes the outstanding warrants and expiry dates at June 30, 2005:

Exercise Price $	Warrants Outstanding	Expiry Date
0.30	695,000	October 15, 2005
2.05	3,367,018	May 6, 2006
	4,062,018	

During the year ended June 30, 2004, 50,000 warrants were exercised prior to June 30, 2004, but the shares were not issued until subsequent to year end. The proceeds from the exercise of the warrants of $12,500 was included in accounts receivable and advances at June 30, 2004 and were deposited subsequent to year end.

7. STOCK-BASED COMPENSATION

During the year ended June 30, 2005, the Company granted stock options to directors and consultants to purchase 775,000 shares of the Company.

Pursuant to the Company's policy for accounting for stock-based compensation (note 2), the fair value of stock options granted, in the amount of $476,600, has been recorded as an expense in the year.

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

	2005	**2004**
Risk-free interest rate	3.02%	1.18% - 5.75%
Estimated volatility	52% - 77%	108% - 121%
Expected life	1.0 - 1.5 years	1.0 - 1.5 years
Expected dividend yield	0%	0%

7. STOCK-BASED COMPENSATION (continued)

The weighted average fair value of the options granted during the year ended June 30, 2005, was $0.62 (2004 - $0.66) per share.

The components of contributed surplus are as follows:

	2005 $	2004 $
Balance, beginning of year	933,037	637
Stock options issued during the year	476,600	932,400
Fair value of options exercised during the year	(76,500)	-
	1,333,137	933,037

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8. RELATED PARTY TRANSACTIONS

a) During the year ended June 30, 2005, the Company incurred $149,967 (2004 - $90,376) for management services provided by the President and/or a company controlled by the President of the Company.

b) During the year ended June 30, 2005, the Company incurred $22,600 (2004 - $NIL) for geological and technical services provided by a director and/or a company controlled by a director of the Company.

c) During the year ended June 30, 2005, the Company paid $150,470 (2004 - $NIL) to a director for management services related to the mining operations of the Company in Mexico.

d) During the year ended June 30, 2005, the Company incurred exploration expenditures of $510,710 with a company related by way of a director in common.

9. SEGMENTED INFORMATION

a) Operating segment

The Company's operations are primarily directed towards the exploration and development of mineral properties in Mexico. The Company's mining activities represent a single reportable segment.

b) Geographic segments

The Company's mineral properties are located in Mexico and its corporate assets are located in Canada. All of its operating revenue is earned in Mexico.

	2005			2004 (Note 15)			
	Canada $	Mexico $	Total $	Canada $	Mexico $	Argentina $	Total $
Sales	-	914,000	914,000	-	-	-	-
Current assets	3,527,954	737,553	4,265,507	9,669,826	673,345		10,343,171
Mineral property interest	-	5,982,970	5,982,970	-	4,056,512	156,749	4,213,261
Property, plant and equipment	30,578	2,176,690	2,207,268	10,400	2,067,997	-	2,078,397
	3,558,532	8,897,213	12,455,745	9,680,226	6,797,854	156,749	16,634,829

10. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing and investing activities were conducted by the Company as follows:

	2005 $	2004 $
Financing activities		
Issuance of common shares for mineral property interests	-	127,000
Investing activities		
Expenditures on mineral property interests	-	(127,000)

11. INCOME TAXES

As at June 30, 2005, the Company has approximately $2,843,000 of non-capital losses and $125,000 of capital losses carried forward and cumulative unclaimed resource deductions and capital cost pools of approximately $5,380,000 available, in certain circumstances, to offset future taxable income in Canada. The non-capital losses expire commencing 2006 through 2012. The net capital loss can be utilized to reduce taxes on future capital gains and may be carried forward indefinitely. The cumulative resource deductions and capital cost pools may be carried forward indefinitely.

In addition, subject to certain restrictions, the Company has tax pools of approximately $5,138,000 available to offset future taxable income in Mexico.

11. INCOME TAXES (continued)

Future income tax benefits which may arise as a result of these losses have not been recognized in the financial statements as their realization is unlikely.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005 $	2004 $
Combined federal and provincial income tax rate	35.62%	35.62%
Income tax benefit computed at Canadian statutory rates	1,320,800	590,656
Foreign tax rates different from statutory rates	(26,200)	(1,396)
Non-deductible expenses	(636,400)	(384,475)
Unrecognized benefit of income tax losses	(658,100)	(204,785)
	-	-

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005 $	2004 $
Future income tax assets		
Net tax losses carried forward	2,451,000	611,992
Temporary differences on assets	569,000	1,481,831
Share issue costs	71,000	95,681
Valuation allowance for future income tax assets	(3,091,000)	(2,189,504)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	-	-

12. FINANCIAL INSTRUMENTS, CREDIT AND OTHER RISKS

The carrying amounts reported in the balance sheet for accounts receivable and advances and accounts payable approximate fair values due to the short term to maturity of the instruments.

The Company's Mexican mineral revenues are dependent on selling concentrate to one smelter. However, as this customer is well capitalized, credit risk is not considered to be significant.

The Company is exposed to fluctuations in commodity prices and exchange rates. To date, the Company has not used derivative instruments to hedge these risks.

13. CONTINGENT LIABILITIES

In February, 2004, an action was commenced against the Company by the optionors of the Wekusko Property whereby the optionors are seeking an amount of $43,500, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

14. ASSET RETIREMENT OBLIGATION

	2005 $	2004 $
Balance, beginning of year	1,119,994	-
Liabilities assumed on acquisition of La Parrilla	-	1,027,304
Interest accretion	87,321	46,835
Effect of translation of foreign currencies	(81,473)	45,855
	1,125,842	1,119,994

The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is US$1,943,000 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the La Parrilla mine and is expected to be paid in 2014. The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

15. CHANGE IN ACCOUNTING POLICY

Effective July 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company's mineral properties. Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral property's useful life based on a units-of-production method. The estimated costs for reclamation of non-producing mineral properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated. This change in accounting policy has been adopted retroactively, with the effect that the net loss for the year ended June 30, 2004 was decreased by $41,350 from $1,658,216 to $1,616,866. The change also resulted in an increase in the provision for reclamation liabilities of $893,264 at the date of acquisition of the La Parrilla mine (Note 4(a)) and $985,954 at June 30, 2004. The carrying value of the related asset at the date of acquisition of the La Parrilla mine was also increased by $1,027,304.

16. SUBSEQUENT EVENTS

Subsequent to June 30, 2005:

a) the Company announced a non-brokered private placement offering for gross proceeds of $5,691,292 consisting of 3,076,374 units of the Company at a price of $1.85 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $2.25 per share for a period of two years after the closing of the offering. Finder's fees ranging from 1% to 7% are payable on portions of this private placement.

b) the Company entered into an agreement with Oremex Resources Inc. to acquire a 100% interest in mineral claims known as the La Encarnacion and San Ignacio Dos mining claims at La Parrilla, Durango, Mexico. As consideration, the Company paid $40,000 and is required to issue 200,000 common shares in the Company. The acquisition agreement is subject to regulatory approval.

FIRST MAJESTIC RESOURCE CORP.
SCHEDULE A - CONSOLIDATED SUMMARY OF MINERAL PROPERTY INTERESTS - YEARS ENDED JUNE 30

	2005							2004
	Mexico					Argentina	Total	Total
	La Parrilla Project $	Chalchihuites $	Dios Padre $	Candamena $	Niko $	Platino $	$	$
BALANCE - BEGINNING OF YEAR, as previously reported	2,503,714	173,351	-	-	352,143	156,749	3,185,957	28,133
Asset retirement obligation	1,027,304	-	-	-	-	-	1,027,304	-
BALANCE - BEGINNING OF YEAR, restated (Note 15)	3,531,018	173,351	-	-	352,143	156,749	4,213,261	28,133
EXPENDITURES DURING THE YEAR								
Assaying	8,955	977	-	-	25,750	-	35,682	30,664
Consulting	19,829	80,287	10,026	15,607	14,438	-	140,187	88,688
Drafting	-	-	-	-	9,603	-	9,603	7,899
Drilling	-	43,738	21,790	-	370,899	-	436,427	-
Environmental	-	-	-	-	-	-	-	8,023
Field office	924	33	1,225	-	4,137	-	6,319	38,824
Field supplies	-	10,116	-	-	9,757	-	19,873	8,686
Filing Fees	7,600	5,600	11,164	14,066	-	-	38,430	-
Geological and geophysics	-	-	-	-	9,082	-	9,082	148,061
Laboratory	-	245	-	-	-	-	245	-
Lease payments	-	-	-	-	9,480	-	9,480	9,930
Management fees	-	-	-	-	46,846	-	46,846	-
Maps	-	-	-	-	-	-	-	15,982
Mine Development Costs	441,143	-	-	-	-	-	441,143	-
Pre-production costs	145,608	-	-	-	-	-	145,608	-
Surface rights	-	-	-	-	2,484	-	2,484	9,113
Travel	-	-	7,547	1,950	1,769	-	11,266	48,392
Vehicles	-	-	-	-	6,465	-	6,465	14,585
	624,059	140,996	51,752	31,623	510,710	-	1,359,140	428,847
Less: grants received	-	-	-	-	-	-	-	(28,133)
	624,059	140,996	51,752	31,623	510,710	-	1,359,140	400,714
ACQUISITION COSTS DURING THE YEAR	28,824	572,166	524,421	466,331	-	-	1,591,742	2,757,110
	652,883	713,162	576,173	497,954	510,710	-	2,950,882	3,157,824
Less: Write-off of mineral properties	-	-	-	-	(862,853)	(156,749)	(1,019,602)	-
Depletion	(161,571)	-	-	-	-	-	(161,571)	-
	(161,571)	-	-	-	(862,853)	(156,749)	(1,181,173)	-
BALANCE - END OF YEAR	4,022,330	886,513	576,173	497,954	-	-	5,982,970	3,185,957